UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 5)

Eurand N.V.
(Name of Subject Company)
Eurand N.V.
(Name of Persons Filing Statement)

Ordinary Shares, par value €0.01 per share
(Title of Class of Securities)

N31010106
(CUSIP Number of Class of Securities)

Manya S. Deehr
Chief Legal Officer and Corporate Secretary
Eurand N.V.
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
+31 20-673 2744
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person Filing Statement)

With a Copy to:

Company Counsel:	Special Committee Counsel:

Timothy Maxwell	George J. Sampas
Richard B. Aldridge	Sullivan & Cromwell LLP
Morgan, Lewis & Bockius LLP	125 Broad Street
1701 Market Street	New York, New York 10004-2498
Philadelphia, Pennsylvania 19103-2921	(212) 558-4000
(215) 963-5000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Introduction
     This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Eurand N.V., a Netherlands company (“Eurand” or the “Company”) on December 22, 2010. The Schedule 14D-9 relates to the offer by Axcan Pharma Holding B.V., a private limited liability company organized under the laws of the Netherlands (“Buyer”) and a wholly owned subsidiary of Axcan Holdings Inc., a Delaware corporation (“Parent”), to acquire all outstanding ordinary shares, par value €0.01 per share, of Eurand (the “Shares”) at a purchase price of $12.00 per Share (such amount, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 2010, and in the related Letter of Transmittal (as each may be amended or supplemented from time to time), copies of which are attached to the Tender Offer Statement on Schedule TO, originally filed by Buyer with the SEC on December 21, 2010.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9. All page references contained in this Amendment are to the pages of the original Schedule 14D-9, as filed with the SEC on December 22, 2010, unless otherwise specified.
Item 8. Additional Information
     Item 8, “Additional Information” is hereby amended and supplemented by adding the following section after the section titled “Projected Financial Information”:
Expiration of Offer; Subsequent Offering Period
     On February 11, 2011, Axcan Intermediate Holdings Inc. issued a press release announcing, among other things, the completion of the Offer and that Buyer has commenced the Subsequent Offering Period. Parent and Buyer have advised the Company that, based on information provided by the depositary of the Offer, as of the expiration of the Offer at 12:01 a.m., New York City time, on February 11, 2011, 45,942,742 Shares, or approximately 95.630% of the Shares outstanding, had been validly tendered and had not been withdrawn. 1,671,670 additional Shares are guaranteed to be delivered within two NASDAQ Global Market trading days, which, if added to the tendered Shares, would represent approximately 99.110% of the Shares outstanding. Buyer has accepted for payment all Shares that were validly tendered and were not withdrawn from the Offer. Payment for such Shares will be made promptly in accordance with the terms of the Offer, and payment will also be made promptly for Shares validly tendered in satisfaction of guaranteed delivery procedures.
     The Subsequent Offering Period is scheduled to expire on February 28, 2011 at 12:01 a.m., New York City time. Buyer will immediately accept for payment and promptly pay for any Shares tendered during the Subsequent Offering Period at a price of $12.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. The procedures for tendering Shares during the Subsequent Offering Period are the same as those in the Offer, except that (i) the guaranteed delivery procedures may not be used during the Subsequent Offering Period and (ii) no withdrawal rights will apply to Shares tendered during the Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Schedule 14D-9 is true, complete and correct.

EURAND N.V.

/s/ Manya Deehr Name: Manya Deehr
Title: Chief Legal Officer